Exhibit 99.3

Return on Equity and Assets Ratios

	Q3 2026	Q2 2026	Q1 2026	Nine months ended July 31, 2026	For the Year-Ended October 2025
Return on Assets	0.88%	0.88%	0.89%	0.88%	0.85%
Return on Equity	17.9%	17.2%	17.6%	17.5%	16.3%
Dividend Payout Ratio	41%	42%	41%	41%	43%